Resolution of the Board of Directors
On 12 December, 2014, the Board of Directors of POSCO (the “Board”) has resolved the followings:

1) Cash Contribution to POSCO Employee Welfare Fund

The Board resolved to contribute 59.3 billion Korean Won in aggregate to POSCO Employee Welfare Fund in the months of February and August of the year 2015.

2)	Plan for Acquisition of Equity Stakes held by POSCO Specialty Steel

The Board has approved the plan for the acquisition of all equity stakes held by POSCO Specialty Steel in POSCO SS VINA CO.,LTD. (241.4 billion Korean Won)., POSCO Specialty Steel Employee Stock Ownership Association(52.5 billion Korean Won)., and POSCO Family Strategic Fund(5.3 billion Korean Won).